Ex-Filing Fees

CALCULATION OF FILING FEE TABLES

SC TO

Fundrise Innovation Fund, LLC

Table 1 to Paragraph (a)(7)

Line Item Type	Notes	Transaction Valuation	Fee Rate	Amount of Filing Fee

Fees Previously Paid	(1)	$9,301,560.55	0.0001381	$1,284.55

Total Transaction Valuation:		$9,301,560.55
Total Fees Due for Filing:				$1,284.55
Total Fees Previously Paid:				1,284.55
Total Fee Offsets:				0.00
Net Fee Due:				$0.00

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Offering Note(s)

(1)	A fee of $3,555.95 was paid in connection with the filing of the Schedule TO-I by Fundrise Innovation Fund, LLC (the “Fund”) (File No. 005-93831) on January 30, 2026 (the “Schedule TO”), which filing fee amount was based on the aggregate maximum purchase price for common shares of beneficial interest being offered to be purchased pursuant to the tender offer, based upon the estimated net asset value per common share as of January 29, 2026. The total transaction valuation reported in this amendment to the Schedule TO is lower than the transaction valuation of $25,749,126.44 reported in the Schedule TO. Accordingly, no filing fee is due with this amendment. This is the final amendment to the Schedule TO and is being filed to report the results of the offer.

Calculated as the aggregate maximum purchase price for common shares of beneficial interest tendered (509,395.43) based upon the net asset value per common share as of March 2, 2026 ($18.26).

Calculated as $138.10 per $1,000,000 of the Transaction Valuation.